Exhibit 99.1

Golden Star Announces First Quarter 2014 Conference Call and Webcast

Toronto, ON - April 29, 2014 - Golden Star Resources Ltd. ("Golden Star" or the "Company") will be releasing its first quarter 2014 results on 7 May 2014 before market open. The Company will conduct a conference call and webcast to discuss these results on the same day at 10:00 am EDT.

The call can be accessed by telephone or by webcast as follows:
Participants - Toll free: +1 888-599-8667
Participants - Toll: +1 913-312-0981
Participant Passcode (all numbers): 1610399
Webcast: www.gsr.com

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference.

A recording of the conference call will be available until 7 June 2014 by dialing:
Toll Free: +1 888-203-1112
Toll: +1 719-457-0820
Replay Passcode: 1610399
The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in both the Wassa and Bogoso open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information on the Company, please visit www.gsr.com.

For further information, please contact:

Angela Parr
+1 416-583-3815
investor@gsr.com

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9